CUSIP No. 25457105	13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Credo Technology Group Holding Ltd
(Name of Issuer)

Ordinary shares, par value $0.00005 per share
(Title of Class of Securities)

G25457105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Yat Tung Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,070,679
	6.	SHARED VOTING POWER 5,590,000
	7.	SOLE DISPOSITIVE POWER 3,070,679
	8.	SHARED DISPOSITIVE POWER 5,590,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,660,679
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 161,721,361 of the Issuer’s ordinary shares outstanding as of December 31, 2023.

CUSIP No. 25457105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Credo Technology Group Holding Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices

c/o Maples Corporate Services, Limited,

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(a).	Name of Person Filing

Yat Tung Lam

Item 2(b).	Address of Principal Business Office or, If None, Residence

c/o Credo Technology Group Holding Ltd

110 Rio Robles

San Jose, California 95134

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Ordinary Shares

Item 2(e).	CUSIP No.

G25457105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. 25457105	13G	Page 4 of 5 Pages

(k)	☐ A group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Item 4.	Ownership

(a)	Amount Beneficially Owned: 8,660,679

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:

a.	Sole power to vote or to direct the vote: 3,070,679(1)

b.	Shared power to vote or direct the vote: 5,590,000(2)

c.	Sole power to dispose or to direct the disposition of: 3,070,679(1)

d.	Shared power to dispose or to direct the disposition of: 5,590,000(2)

Notes to Item 4:

1.	Includes 25,000 restricted stock units that vest within 60 days of December 31, 2023.

2.	Includes 2,620,000 ordinary shares held by Zhan (BVI) Co. Ltd., 2,880,000 ordinary shares held by Chung (BVI) Co. Ltd and 90,000 ordinary shares held by Evelyn and Job April Foundation. The Reporting Person is a director of Zhan (BVI) Co. Ltd. and Chung (BVI) Co. Ltd., and shares voting and investment control over such shares. The Reporting Person and his spouse share voting and investment power over the Evelyn Job and April Foundation which is a tax-exempt 501(c)(3) charitable institution for which the Reporting Person and his spouse share voting and investment power over the securities owned by the foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 25457105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

By	/s/ Yat Tung Lam
Name:	Yat Tung Lam
Title:	Chief Operating Officer and Director